BROOKFIELD ASSET MANAGEMENT FILES FOR SPIN-OFF OF BROOKFIELD
INFRASTRUCTURE PARTNERS

TORONTO, July 31, 2007 –Brookfield Asset Management Inc. (TSX/NYSE: BAM) (“Brookfield”) today announced the filings with securities regulatory authorities in the United States and Canada for the distribution to holders of its Class A shares of an interest in its infrastructure operations through a newly created publicly traded partnership named Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”). A copy of the filing may be obtained through the websites for EDGAR and SEDAR:  www.sec.gov/edgar.shtmland www.sedar.com.

Brookfield Infrastructure will serve as the primary vehicle through which Brookfield will own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure will focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.  Its initial operations will consist of electricity transmission systems and timberlands, but Brookfield Infrastructure will seek acquisition opportunities in other sectors with similar attributes and where Brookfield’s operations oriented approach can be deployed to add value.

Due to similar capital requirements, Brookfield believes that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums of institutional investors and owner/operators such as Brookfield. Brookfield Infrastructure will focus on large scale transactions in which Brookfield has sufficient control to influence operations. An integral part of the strategy is participation with institutional investors in Brookfield-sponsored consortiums for single-asset acquisitions or participation as a partner in Brookfield-sponsored partnerships that target acquisitions that suit Brookfield Infrastructure’s profile.

Brookfield will retain an approximate 40% equity interest in Brookfield Infrastructure and will manage its operations under a long-term management agreement.

Brookfield Infrastructure intends to seek a listing for its units on the New York Stock Exchange.

Subject to receipt of the various required approvals, Brookfield will implement the spin-off by way of a special dividend currently estimated to be approximately US$1.00 per Brookfield Class A Share, or approximately $600 million in aggregate for 60% of the issued and outstanding interests in Brookfield Infrastructure.  The record date for the special dividend and Brookfield Infrastructure’s initial quarterly dividend will be established prior to the finalization of regulatory filings.

Merrill Lynch & Co. and Citigroup are acting as financial advisors in connection with the spin-off.

The completion of the distribution of Brookfield Infrastructure to Brookfield’s shareholders is subject to satisfaction of a number of conditions and, as such, there can be no certainty that the distribution will proceed or proceed in the manner or in the amount set forth above.

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.comor contact:

Media Denis Couture SVP, Government and Media Relations and International Affairs Tel: 416-956-5189 Email: dcouture@brookfield.com	Investor Relations Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  The words “intend”, “will”, “expected” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information in this press release. The proposed distribution of Brookfield Infrastructure Partners’ units, as well as the future performance and prospects of Brookfield Infrastructure Partners following the distribution of the Brookfield Infrastructure Partners’ units are subject to a number of known and unknown risks and uncertainties.  In particular, the distribution of Brookfield Infrastructure Partners’ units require stock exchange approval, which has not yet been received, and the distribution of Brookfield Infrastructure Partners’ units is subject to approval of SEC, Canadian provincial securities regulators and other regulatory bodies. Factors that could cause actual results of Brookfield Infrastructure Partners or the Company  to differ materially from those contemplated or implied by the statements in this press release include  the fact that success of Brookfield Infrastructure Partners will be dependant on market demand for an infrastructure company, which is unknown,  the availability of equity and debt financing for Brookfield Infrastructure Partners, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks” and other risks and factors which will be described the registration statement filed in connection with the distribution of BIP units.  The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.